Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Hello Everyone,

As an Albemarle employee, you have a vested interest in the future growth and success of the company.  As we move forward with the previously announced acquisition of Rockwood Holdings, Inc., those of you who are also shareholders have the opportunity to show your support by voting in favor of the proposed transaction.  All shareholders recently received, via mail to your home address or electronically if you signed up for electronic delivery of proxy materials, the Proxy by which you can cast your vote.  I ask that you please consider the opportunities that this proposed transaction offers Albemarle and vote in favor of the acquisition as early as possible.

Albemarle’s acquisition of Rockwood Holdings, Inc. is a decisive step in our strategy to drive sustainable growth.  It creates one of the world’s largest specialty chemical companies by enterprise value with leading positions across four key growth businesses – lithium, catalysts, bromine and surface treatment.  This acquisition will accelerate our growth, enhancing our customer reach and increasing our diversity across end markets, geographies and technologies.  We expect the combined company to be stronger, offering expanded opportunities to all of our stakeholders, including our employees and shareholders.

To vote in favor of the proposed acquisition, please vote “for” both proposals listed on the Proxy card: the first proposal approves the issuance of Albemarle shares to Rockwood shareholders as partial payment for the transaction, and the second allows Albemarle to adjourn the shareholder meeting in order to permit further proxy solicitation, if needed.  You can vote via the internet, mail or phone, and instructions are included on the Proxy card.  If you have any questions about the proposed acquisition, please e-mail Ashley Mendoza.  If you have any questions about the Proxy or the voting process, please e-mail Karen Narwold.

Thank you for your continued support of Albemarle.

Be Safe,

Luke

Forward-Looking Statements

Some of the information presented in this letter, including, without limitation, statements with respect to the proposed transaction with Rockwood Holdings, Inc. (“Rockwood”) and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to future growth and earnings, and all other information relating to matters that are not historical facts, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; and the other factors detailed from time to time in the reports we file with the Securities and Exchange Commission (“SEC”), including those described under “Risk Factors” in the joint proxy statement / prospectus filed by Albemarle in connection with the transaction, and in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Other Important Information

In connection with the proposed transaction, Albemarle filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) on August 27, 2014, which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The definitive joint proxy statement/prospectus has been mailed to stockholders of Albemarle and Rockwood. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that are be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.